BioQuest Corp.

3700 Campus Drive, Suite 206

Newport Beach, CA 92660

Phone: (714) 978-4425

Matthew Derby

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioQuest Corp.
Offering Statement on Form 1-A
Filed: February 11, 2020
Response Dated: March 18, 2020
File No. 024-11151

April 8, 2020

Dear Mr. Derby,

This letter sets forth the response of BioQuest Corp., (“BQST” or the “Company”) to the Staff’s comment letter dated April 6, 2020.

Amendment no. 1 to Offering Statement on Form 1-A filed March 24, 2020

Summary, page 2

1. We note your response to prior comment 2. Please revise to provide support for your belief that “we can build one of the strongest and most recognizable brands in the Nutraceutical and Pharmaceutical industry,” and that you “will be located throughout the USA in states that have a US Farm Bill-compliant program.” In that regard we note that you have no revenues, no marketable products, and your officers and directors do not appear to have any experience in the CBD space. We further note that throughout the offering statement you refer to “our products”. Please revise throughout to clarify wherever you reference products that you do not currently have any marketable products and that your products are still in development.

Response: The Company has revised these disclosures to state that it believes it can build a recognizable brand, that we will be located in the USA, and has revised throughout to state that our products are our planned / proposed or future products.

Condensed Statements of Stockholders’ Deficit , page F-4

2. We note from the Condensed Statements of Stockholders Deficit for nine months ended January 31, 2020, as well as page 29 and throughout the Form 1-A, that you effected a 1-for-20 reverse stock split on or around October 11, 2019. Please revise all financial statements presented to reflect the reverse stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C.

Response: The Company has revised and restated all Condensed Financial Statements including the Condensed Statements of Stockholders’ Deficit for the nine months ended January 31, 2020, for the reverse stock split in accordance with ASC 260-10-55-12 and SAB Topic 4:C.

3. Please explain and reconcile the presentation of “Stock Issuable for Issuance of Notes Payable” totaling $35,000, with your disclosure in Note 5, page F-8, where you “recorded stock payable for 35,000 shares with stock compensation expense of $35,000.” Also, tell us why you believe that recording the transaction prior to the issuance of the shares is proper.

Response: Note 5 has been expanded to confirm that the Company was obligated to issued the stock as of January 31, 2020. The Stock Compensation Expenses were valued at $1.00 per share which is the value of the issuances of common shares.

4. We note you present stock subscriptions in the amount of $30,000. Please add a note to discuss the terms of these stock subscription arrangements, in particular whether or not the investor has the right to cancel its subscription and have the consideration refunded.

Response: The Notes to the Condensed Financial Statements have been expanded to explain that the fully executed Subscription Agreement and the receipt of Cash for 30,000 shares at a valuation of $1.00 per shares as of January 31, 2020 and the Company was obligated 30,000 shares as of that date.

Condensed Statements of Cash Flows, page F-5

5. We note your presentation of cash provided by the sale, subscription, and issuance of stock classified as investing activities. Please tell us the specific guidance in ASC 230 you relied upon in your determination to classify the cash flows associated with the stock as investing activities.

Response: The cash provided from the issuance of stock have been reclassified as financing activities in accordance with ASC 230.

6. We note your presentation of Stock Issued in Settlement of Debt that provided $27,000 in cash. Please explain how the issuance of stock to settle debt provided cash.

Response: The issuance of stock has been reclassified and restated to operating activities since there was no cash that was created and it was actually a reduction in accounts payable.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 978-4425 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BioQuest Corp.

/s/ Thomas Hemingway
Name: Thomas Hemingway
Title: Chief Executive Officer, Director